300 North LaSalle Street Chicago, Illinois 60654
James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 13, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Lee

Jason Niethamer

Lilyanna Peyser

Mara Ransom

Tony Watson

Re:	CDW Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed May 20, 2013

Response dated June 7, 2013

File No. 333-187472

Ladies and Gentlemen:

On behalf of CDW Corporation, a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated June 12, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). The Company is also filing as Exhibit A hereto selected marked pages showing proposed changes to be made in Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”). Such pages have been marked to show changes from the selected marked pages that the Company filed with the Securities and Exchange Commission on June 7, 2013.

Redemptions, page 10

1.	Please revise to clarify whether the $417 million anticipated redemption of Senior Subordinated Notes includes or is in addition to the $239 million Senior Subordinated Notes that will be redeemed with offering proceeds. Please also revise your disclosure about the anticipated redemptions to clarify the amount that will be redeemed through offering proceeds versus the amount that will be redeemed through Incremental Borrowings.

Securities and Exchange Commission

June 13, 2013

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to revise pages 10 and 90 of the Amendment to clarify that the anticipated redemption of $417.0 million aggregate principal amount of Senior Subordinated Notes includes $239.0 million aggregate principal amount that will be redeemed with offering proceeds and $178.0 million aggregate principal amount that will be redeemed with Incremental Borrowings.

Use of Proceeds, page 37

2.	We note your response to comment 8 in our letter dated April 19, 2013. However, you have not provided the requested disclosure. As previously requested, please disclose the amount of net proceeds that you intend to use to redeem your Senior Secured Notes and your Senior Subordinated Notes. This amount should equal the amount set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet and include the accrued and unpaid interest related to the redemptions. Disclosure of the aggregate principal amount of Senior Secured Notes and Senior Subordinated Notes to be redeemed and the respective redemption prices is insufficient. See Item 504 of Regulation S-K.

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to revise page 37 of the Amendment to disclose that the Company intends to use $443.0 million of net proceeds together with $17.9 million of cash on hand or borrowings under the ABL Facility (as defined in the prospectus) to redeem the Senior Secured Notes and the Senior Subordinated Notes and pay the applicable redemption premia. These amounts correspond to the amounts set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet.

3.	It appears that, based on estimated net proceeds of $467.4 million, you will require $17.9 million of additional funds to pay the accrued and unpaid interest related to the redemptions. Please disclose the source of such funds. See Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to add disclosure on page 37 of the Amendment to indicate that the Company will use cash on hand or borrowings under the ABL Facility to pay the accrued and unpaid interest related to the redemptions.

4.	You state in the first sentence of the fifth paragraph that you intend to use any remaining proceeds for general corporate purposes. It appears that you will fully utilize the net proceeds of $467.4 million and require additional funds to complete the redemptions and

Securities and Exchange Commission

June 13, 2013

pay the termination fee under the Management Services Agreement. Accordingly, please revise the aforementioned sentence to remove the implication that you will have remaining proceeds after the redemptions and the payment of the termination fee. Please make a similar revision in “Prospectus summary—The offering.”

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to revise its disclosure on pages 11 and 37 of the Amendment to remove the implication that it will have remaining proceeds after the redemptions and the payment of the termination fee. The Company also proposes to delete the risk factor titled “We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our results of operations and cause the price of our common stock to decline.”

Dilution, page 41

5.	Please provide us with your detailed calculation of net tangible book deficit as of March 31, 2013 before the effect of the offering as we are unable to recalculate the amount disclosed based on the definition of net tangible book deficit you currently provide. In this regard, it would appear to us from your disclosure that you are excluding intangible assets, goodwill and deferred financing costs in the calculation of total tangible assets.

Response: In response to the Staff’s comment, the Company has provided its detailed calculation of net tangible book deficit as of March 31, 2013 as Exhibit B hereto and included a description of what is excluded and included in the calculation of total tangible assets.

Notes to the unaudited pro forma condensed consolidated balance sheet, pages 47-48

6.	Please make it transparent to readers how you calculated the compensation expense related to the acceleration of the expense recognition for certain equity incentive awards.

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to add disclosure to footnote 18 on page 48 of the Amendment which outlines its calculation of the compensation expense related to the acceleration of the expense recognition for certain equity incentive awards.

Certain transactions, page 153

7.	We note your response to comment 21 in our letter dated April 19, 2013. Please provide the disclosure requested by such comment.

Securities and Exchange Commission

June 13, 2013

Response: In response to the Staff’s comment and as set forth in Exhibit A hereto, the Company proposes to add disclosure on pages 130, 131, 155 and 156 of the Amendment. As set forth in the new disclosure, pursuant to and as required by the terms of the CDW Holdings LLC (“CDW Holdings”) limited liability company agreement or the unitholders agreement, as applicable, the Company will be making grants of restricted stock and stock options to certain members of CDW Holdings, including executive officers, in connection with the distribution of shares of the Company’s common stock to the members of CDW Holdings. The restricted stock is being granted in order to preserve the vesting provisions currently applicable to any such member’s units. The stock options are being granted to preserve any such member’s fully diluted equity ownership percentage after taking into account all stock issuances in such distribution.

The Company notes further that no related person (as such term is defined in Item 404(a) of Regulation S-K) holds any equity awards that will be accelerated in connection with the offering, and no equity awards (other than the restricted stock and stock options described above) will be granted to related persons in connection with the offering. The compensation expense related to the acceleration of the expense recognition for certain equity incentive awards that will be recognized in connection with the completion of the offering, as noted elsewhere in the prospectus, relates to the MPK Plan, which is described on pages 98 and 99 of the marked pages that the Company filed with the Securities and Exchange Commission on June 7, 2013. No related person is a participant in the MPK Plan.

8.	Please file a copy of the Stockholders Agreement as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will file a copy of the Stockholders Agreement as Exhibit 10.33 to the Amendment.

Securities and Exchange Commission

June 13, 2013

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s initial comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Christine A. Leahy

CDW Corporation

EXHIBIT A